July 13, 2011

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Subject:	Request for Withdrawal of Application (the “Application”) for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940
File No. 812-13814

Ladies and Gentlemen:

Nationwide Life Insurance Company, Nationwide Variable Account-II, and Nationwide Investment Services Corporation (collectively, the “Applicants”) hereby respectfully request the withdrawal of the above-referenced Application that was filed with the Securities and Exchange Commission on August 13, 2010.  The Application requested an Order for Exemption from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, in connection with certain bonus recapture procedures discussed in the Application.

The Applicants have elected to not offer the bonus riders (for which they needed the exemption) in the Nationwide DestinationSM Navigator products, as originally anticipated, making the requested Order unnecessary.

For further information relating to this request, please contact the undersigned directly at (614) 249-8782.

Sincerely,

/s/JAMIE RUFF CASTO
Jamie Ruff Casto
Managing Counsel
Nationwide Insurance

cc:           Rebecca Marquigny